September 21, 2007

Jay E. Ingram
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               IMS Health Incorporated
Definitive 14A
Filed March 29, 2007
File No.001-14049

Dear Mr. Ingram:

On behalf of IMS Health Incorporated (the “Company” or “we,” “our,” or “us”), we respond to the Staff’s letter, dated August 21, 2007, with comments relating to the Company’s Definitive Proxy Statement for its 2007 Annual Meeting of Shareholders, filed March 29, 2007 (the “2007 Proxy Statement”).

We understand that the comments in the Staff’s letter do not require an amendment to our Annual Report on Form 10-K for the year ended December 31, 2006, which incorporated portions of our 2007 Proxy Statement by reference.  In response to the Staff’s comments, we are undertaking to provide additional explanation and disclosure in the Company’s proxy statement for its 2008 annual meeting of shareholders and its 2008 Form 10-K (the “2008 Proxy Statement”).  Obviously, actual disclosure in the 2008 Proxy Statement will reflect the facts and circumstances for the period discussed, which may differ from those described in the 2007 Proxy Statement or referred to in our responses below.

Our Human Resources Committee (the “Committee”) is the key decision maker regarding compensation of our named executive officers, and its decisions and rationales are the primary focus of your comments and, indeed, of the entire Compensation Discussion and Analysis (the “CD&A”).  Company management will continue to work with the Committee, including on any future CD&A, and will seek the Committee’s help in developing improved disclosure that addresses the concerns raised by the Staff.

For ease of reference, we reproduce below the comments contained in the Staff’s comment letter, and include under each comment our response.  Staff comments are in bold.

Compensation Discussion and Analysis, page 22

1.              Please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  From a general standpoint, it appears that the Committee relies heavily upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark total direct compensation.  Yet your disclosure also indicates that you base compensation decisions on achievement of business objectives, individual performance, and other internal and external factors, but it is unclear how the Committee considered these factors in ultimately approving particular pieces of each named executive officers’ compensation package or why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered.  Ensure that your Compensation Discussion and Analysis explains and places in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated awards.

We understand your comment to be asking for more precise explanation of how separate elements of compensation were determined for each named executive.  While our 2007 Proxy Statement discussed the rationale for providing different elements of compensation within our program and how we determined the amounts of compensation paid, we accept this as a constructive comment that we will implement to improve our CD&A in the 2008 Proxy Statement.

Certainly, as your comment indicates, we use benchmarking as a primary tool in targeting total direct compensation for the achievement of targeted business results.  You point out that, in determining compensation, we take into account the “achievement of business objectives, individual performance, and other internal and external factors.”  This no doubt refers, at least in part, to the following sentence in the CD&A:

We generally position an executive’s total direct compensation opportunity, earnable for performance at target levels, between the 50th and 75th percentile of the comparator group compensation for the corresponding position depending on relative external and internal factors such as the responsibilities, performance, contributions and service of the individual executive, as well as relative to other employees.

The quoted paragraph was intended to help explain what the Committee has considered in determining where in the 50th to 75th percentile range a given executive’s total direct compensation should fall.  The CD&A explained that we target compensation in this competitive range in order to help us in hiring and retaining our executives.

In response to your comment, where pertinent, we will provide a more detailed explanation of how a named executive’s individual performance and other specifically identified factors have affected the amount of his or her salary and total direct compensation.

With regard to annual incentive and long-term incentive awards, our executives have an opportunity to earn more or less than targeted annual incentive amounts based on the Company’s revenue and operating income performance for the fiscal year.  We explained, at pp. 42 – 44 of the 2007 Proxy Statement, how the Committee also has the latitude to adjust annual incentive payouts based on individual performance as measured under our pre-established Performance Management Program.  In response to the Staff’s comment, we will ensure that this disclosure makes it clearer how the Board and Committee evaluated such individual performance and how it affected the executive’s annual and long-term incentive compensation.

We recognize that your comment is not confined to total direct compensation.  For elements of compensation that are not part of total direct compensation, we will discuss how the element was determined and why it was paid, and explain the extent to which determinations regarding a given element have or have not affected determinations regarding other particular elements of compensation.

2.              Please expand your disclosure to include a materially complete discussion of perquisites, which appear to comprise a significant element of your compensation program.

We understand this to be a comment relating to the CD&A.  We will revise and expand our CD&A treatment of perquisites provided to our named executive officers to respond to your comment.

3.              Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.  Refer to Section II.B.1 of Commission Release No. 33-8732A.  If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Our CD&A discussed how and why compensation of individual named executive officers differed from one another, but, going forward, we will add detail to our CD&A to highlight any policies or decisions that affect particular named executive officers and result in meaningful differences in the form or amount of compensation.  In this regard, your comments point to areas in which this will result in additional CD&A disclosure, such as perquisites, as discussed above, and termination payments, as discussed below.  We also will examine the other elements of compensation with a view to explaining any policy differences that affect the compensation of individual named executive officers.

Our annual and long-term incentive programs largely apply in a uniform way to participating groups of named executive officers.  Where those programs result in materially different payout amounts, we will explain the differences in the 2008 Proxy Statement.

4.              With respect to the engagement of Steven Hall & Partners, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.  Disclose whether the Committee directly engages the consultant and provide a description of the nature and scope of its assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

We will expand our disclosure relating to our consultants to explain more fully their role in recommending the form and amount of compensation, the nature and scope of their assignments, and material elements of instructions or directions the Committee has given to them.

Regarding whether the Committee “directly engaged” the consultant, our CD&A stated:

The Committee also has retained Steven Hall & Partners, a nationally known compensation consulting firm, to assist in gathering and analyzing market data, advising the Committee on compensation standards and trends, and helping to implement policies and programs. The Committee is responsible for approving payments to the consultant, and the consultant takes its direction from the Committee.

We believed that this in fact constituted disclosure that the Committee directly engaged Steven Hall & Partners.  We will change the wording of this disclosure in the 2008 Proxy Statement to use the phrase “directly engaged” to eliminate the possibility that a reader would misunderstand this point.

Potential Payouts Upon Termination or Change-in-Control, page 54

5.              Revise the disclosure in your Compensation Discussion and Analysis to give appropriate consideration to why Mr. Carlucci’s potential payouts are significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payments.  Also discuss the rationale for decisions made in connection with these arrangements and how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

As indicated in our response to your comment 3, we will provide a fuller explanation in the 2008 Proxy Statement of the rationale for providing to our Chief Executive Officer a level of termination payments that is higher than that provided to other named executive officers.  We will ensure that this disclosure includes an explanation of how providing that particular level of termination compensation fits into our overall compensation objectives, and how potentially payable termination compensation does or does not affect decisions regarding other elements of compensation, particularly retirement benefits.

*    *    *    *    *

In connection with our responses to the comments set forth above, we acknowledge to you that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these materials, please feel free to call me at (203) 845-5200.

Very truly yours,

/s/ Robert H. Steinfeld
Robert H. Steinfeld
Senior Vice President, General Counsel
and Corporate Secretary

cc:	M. Bernard Puckett
(Chair, Human Resources Committee)

David R. Carlucci
Leslye G. Katz
Karla L. Packer
(IMS Health Incorporated)